EXHIBIT 2.1

ACTION BY SOLE DIRECTOR BY WRITTEN CONSENT
IN LIEU OF  MEETING OF
THE  BOARD OF DIRECTORS OF
AM MARKETING, INC.

The undersigned, being the sole director of AM Marketing, Inc., a Nevada corporation (hereinafter “the Corporation”), hereby consents to the following actions without a meeting, as permitted by the Nevada Revised Statutes:

RESOLVED, that the Name of the Corporation be changed to:

Lone Mtn Gold Corp.

This change is done as permitted by the Nevada Revised Statutes Application for Reinstatement when the old name is no longer available.

Under the normal course of business this would need a shareholder vote, however given the circumstances, there is no alternative but to change the name.

This consent, and all executed counterparts hereof, shall be deemed effective as of the 17th day of  March, 2008, and shall be filed in the minute book of the Corporation.

SOLE DIRECTOR:

/s/ Kevin Ericksteen
Kevin Ericksteen